
**SCHEDULE 13G**

**<u>EXHIBIT B</u>**

**JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)**


The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Pool Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

| | |
|---|---|
| Dated: February 17, 2026 | /s/ Warren E. Buffett |
| | Warren E. Buffett |
| | Berkshire Hathaway Inc. |
| Dated: February 17, 2026 | /s/ Warren E. Buffett |
| | By: Warren E. Buffett |
| | Title: Chairman of the Board |
| | National Indemnity Company |
| Dated: February 17, 2026 | /s/ Dale D. Geistkemper |
| | By: Dale D. Geistkemper |
| | Title: Treasurer |
| | GEICO Corporation |
| Dated: February 17, 2026 | /s/ Nancy L. Pierce |
| | By: Nancy L. Pierce |
| | Title: President |
| | Government Employees Insurance Company |
| Dated: February 17, 2026 | /s/ Nancy L. Pierce |
| | By: Nancy L. Pierce |
| | Title: President |